U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

☒   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Or

☐   Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009	Commission file number 000-33227

Southern Community Bank 401(k) Retirement Plan
(Full title of the plan)

Southern Community Financial Corporation
(Name of issuer of securities)

4605 Country Club Road, Winston-Salem, NC 27104
(Address of issuer’s principal executive offices)

Southern Community Bank 401(k)
Retirement Plan

Financial Statements and
Supplemental Schedule

As of December 31, 2009 and 2008 and for the
Year Ended December 31, 2009

SOUTHERN COMMUNITY BANK 401(K) RETIREMENT PLAN

TABLE OF CONTENTS

Page No.

Report of Independent Registered Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

INDEPENDENT AUDITOR’S REPORT

To the Plan Administrator
Southern Community Bank 401(k) Retirement Plan
Winston-Salem, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Southern Community Bank 401(k) Retirement Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated , in all material respects, in relation to the basic financial statements taken as a whole.

Raleigh, North Carolina
June 29, 2010

(1)

SOUTHERN COMMUNITY BANK 401(K) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008
ASSETS

Investments, at fair value:
Mutual funds	$6,285,138	$4,206,357
Guaranteed Investment Contract (at fair value)	944,671	665,983
Employer stock	1,413,343	1,723,206
Money market funds	119,965	195,509
Participant loans	235,589	197,544
Total investments	8,998,706	6,988,599

Receivables:
Employer contributions	6,156	-
Participant contributions	66,216	-
Total receivables	72,372	-

TOTAL ASSETS	9,071,078	6,988,599

Net assets available for benefits at fair value	9,071,078	6,988,599

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(136)	61,736

NET ASSETS AVAILABLE FOR BENEFITS	$9,070,942	$7,050,335

The accompanying notes are an integral part of these financial statements.

(2)

SOUTHERN COMMUNITY BANK 401(K) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2009

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$35,882

Net appreciation in fair value of investments	613,584
TOTAL INVESTMENT INCOME	649,466

Contributions:
Employer	679,368
Participant	1,192,339
Rollovers	22,730
TOTAL CONTRIBUTIONS	1,894,437

TOTAL ADDITIONS	2,543,903

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	518,097
Administrative expenses	5,199
TOTAL DEDUCTIONS	523,296

NET INCREASE	2,020,607

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	7,050,335

END OF YEAR	$9,070,942

The accompanying notes are an integral part of these financial statements.

(3)

SOUTHERN COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008 and for the year ended December 31, 2009

NOTE A - DESCRIPTION OF PLAN

Effective May 1, 2004, the Southern Community Bank 401(k) Retirement Plan (the “Plan”) came into existence as a result of the merger of the previous Southern Community Bank 401(k) Plan and The Community Bank Employees’ 401(k) Plan.  The Plan was most recently amended effective on September 1, 2009.  The following description of the Plan provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all full-time employees of Southern Community Financial Corporation and its subsidiaries (“Company”) who have three months of service and are age twenty-one or older.  The Board of Directors of the Company controls and manages the operation and administration of the Plan.  TD Ameritrade serves as the trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company’s wholly-owned subsidiary, Southern Community Bank and Trust, is the Plan Sponsor.

Contributions - Each year, participants may contribute up to 25% of pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified retirement plans.  Participants direct the investment of their contributions into various investment options offered by the Company.  Prior to August 1, 2009, the Company matched 100% of the first 6% of base compensation that a participant contributed to the Plan.  Effective August 1, 2009, the Company reduced its employer match to 50% of the first 6% of base compensation that a participant contributes to the plan.  Additionally, the Company may make a discretionary matching contribution.  The Plan made no discretionary contributions for the year ended December 31, 2009.  Contributions are subject to certain limitations.

Investment Options - Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers mutual funds, the Company’s common stock and an insurance investment contract as investment options for participants.  In addition, participants may utilize an individual self-directed brokerage option, through which participants are able to invest in a variety of securities including stocks, bonds, mutual funds and government securities in accordance with the plan document.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, and plan earnings, and may be charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon and any rollovers into their individual accounts.  Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service.  With respect to each matching and discretionary contribution, participants vest 20% per year of service and are 100% vested after 5 years of credited service.

(4)

SOUTHERN COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008 and for the year ended December 31, 2009

NOTE A - DESCRIPTION OF PLAN (Continued)

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the plan administrator.  At December 31, 2009, interest rates on outstanding loans ranged from 4.25% to 9.25%.  Principal and interest is paid ratably through payroll deductions.

Payment of Benefits - On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount or various installment and annuity options as provided by the Plan.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeitures - At December 31, 2009 and 2008, forfeited non-vested accounts totaled $3,202 and $16,371, respectively.  These accounts will be used to reduce employer contributions and then administrative expenses.  During 2009, forfeitures of $32,477 were used to offset employer contributions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements are prepared under the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment to the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation and Income Recognition – Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note D for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(5)

SOUTHERN COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008 and for the year ended December 31, 2009

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payment of Benefits - Benefits are recorded upon distribution.  There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2009 and 2008, respectively.

Administrative Expenses – The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document.  Certain administrative functions are performed by employees of the Company.  No such employee receives compensation from the Plan.

NOTE C - Investments

The following table presents investments that represent more than 5% or more of the Plan’s net assets at December 31:

	2009	2008
Investments at fair value:
Southern Community Financial Corp Common Stock	$1,413,343	$1,723,206
Franklin Templeton Moderate Target Fund	702,778	561,475
American Growth Fund	1,591,834	1,031,387
Fundamental Investors Fund	1,114,980	759,609
Capital World Growth & Income Fund	859,636	526,321
Columbia Acorn Fund Class A	543,095	*
Van Kampen Small Cap Class A	604,860	377,618
MetLife Stable Value Fund	944,671	665,983
PIMCO Total Return Fund Class A	556,630	403,324

* Amount represents less than 5% of net assets

During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Employer common stock	$(699,707)
Mutual funds	1,313,291
Net appreciation in fair value of investments	$613,584

NOTE D - FAIR VALUE MEASUREMENTS

The Plan has established a framework for measuring fair value.  This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

(6)

SOUTHERN COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008 and for the year ended December 31, 2009

NOTE D - FAIR VALUE MEASUREMENTS (Continued)

Level 2 - Inputs to the valuation methodology include:
•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liabilities has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements.  Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common Stocks
These investments are valued at the closing price reported on the active market on which the individual securities are traded and are classified within level 1 of the valuation hierarchy.

Mutual Funds
These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Investment Contracts
The investment contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.  The contracts are classified within level 3 of the valuation hierarchy.

Money Market Funds
These investments are public investment vehicles valued using $1 for the NAV.  The money market funds are classified within level 1 of the valuation hierarchy.

Loans to Participants
Loans to participants are valued at amortized cost, which approximates fair value and are classified within level 3 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(7)

SOUTHERN COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008 and for the year ended December 31, 2009

NOTE D - FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	As of December 31, 2009
	Level 1	Level 2	Level 3	Fair Value

Mutual funds	$6,285,138	$-	$-	$6,285,138
Guaranteed Investment Contract	-	-	944,671	944,671
Employer Stock	1,413,343	-	-	1,413,343
Money market funds	119,965	-	-	119,965
Participant loans	-	-	235,589	235,589

Total assets	$7,818,446	$-	$1,180,260	$8,998,706

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	As of December 31, 2008
	Level 1	Level 2	Level 3	Fair Value

Mutual funds	$4,206,357	$-	$-	$4,206,357
Guaranteed Investment Contract	-	-	665,983	665,983
Employer Stock	1,723,206	-	-	1,723,206
Money market funds	195,509	-	-	195,509
Participant loans	-	-	197,544	197,544

Total assets	$6,125,072	$-	$863,527	$6,988,599

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

	Level 3 Assets
	Year Ended December 31, 2009
	Guaranteed
	Investment	Participant
	Contract	Loans
Balance, beginning of year	$665,983	$197,544
Investment income	26,675	14,291
New loans issued, net of loan repayments	-	23,754
Purchases, net of sales/distributions	252,013	-

Balance, end of year	$944,671	$235,589

(8)

SOUTHERN COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008 and for the year ended December 31, 2009

NOTE E – FULLY BENEFIT RESPONSIVE INVESTMENT CONTRACT

The plan has entered into a fully benefit-responsive investment contract with The MetLife Insurance Company (“MetLife”).  In a MetLife managed guaranteed investment contract, the assets are invested in a MetLife separate account.  MetLife will guarantee principal and accrued interest, based on credited interest rates, for participant-initiated withdrawals as long as the contract remains active.  Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio.

MetLife will reset the interest rate quarterly based on market conditions, the investment of new monies and by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the managed investments.  Participants will receive the principal and accrued earnings credited to their accounts on withdrawal for allowed events.  These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan.

As described in Note B, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by MetLife Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent.  Such interest rates are reviewed on a quarterly basis for resetting.

The guaranteed investment contract does not permit MetLife to terminate the agreement prior to the scheduled maturity date.

2009
Average Yield Earned	12.28%
Average Yield Credited to Participants	3.23%

NOTE F - EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by TD Ameritrade.  TD Ameritrade is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

NOTE G – RELATED PARTY-IN-INTEREST TRANSACTIONS

The Plan gives participants the option of purchasing shares of the Company’s common stock as plan investments.  Participant investments in the Company’s common stock are not limited to a certain percentage of a participant’s total investment allocation.  Plan assets included approximately 622,618 shares valued at $1,413,343 at December 31, 2009.  The 622,618 shares of the Company’s common stock included in Plan assets represent 3.7% of the total number of its outstanding shares.

(9)

SOUTHERN COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008 and for the year ended December 31, 2009

NOTE H - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event of plan termination, participants would become 100% vested in their accounts.

NOTE I - TAX STATUS

The Internal Revenue Service (the “IRS”) has determined and informed the Company by letter dated June 2, 2010, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC).  This determination letter includes the most recent plan amendment effective on September 1, 2009.

NOTE J - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE K – SUBSEQUENT EVENTS

Management is not aware of any reportable events subsequent to December 31, 2009.

(10)

SUPPLEMENTAL SCHEDULE

(11)

SOUTHERN COMMUNITY BANK 401(K) RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (Held at End of Year)
EIN:  56-1952620, PLAN NO. 001
December 31, 2009

		(c) Description of Investment
	(b) Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor or	Rate of Interest, Collateral,	(d)	Current
(a)	Similar Party	Par or Maturity Value	Cost **	Value

	Mutual funds:
	Franklin Templeton	Moderate Target		702,778
	American	Growth Fund		1,591,834
	Capital	World Growth & Income Funds		859,636
	Columbia	Acorn Fund Class A		543,095
	Fundamental	Investors Fund		1,114,980
	Van Kampen	Small Cap Class A		604,860
	PIMCO	GNMA Class A		311,325
	PIMCO	Total Return Fund Class A		556,630
	Total Mutual Funds			6,285,138

	Guaranteed Investment Contract:
	MetLife	Stable Value Fund		944,671

	Common Stock:
*	Southern Community Financial Corp. 622,618 shares common stock			1,413,343

	Money Market Funds:
	TD Bank USA Institutional	MMDA		2,763
	TD Bank USA	MMDA		117,202
				119,965

*	Participant loans	Interest-bearing at 4.25% - 9.25%,
		maturing through December 2013		235,589

				$8,998,706

*Party-in-interest
**Cost information omitted for participant-directed investments.

(12)

EXHIBIT INDEX

23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Southern Community Bank 401(k) Retirement Plan By: Southern Community Financial Corporation

Date:June 29, 2010	By: /s/James Hastings Name: James Hastings Title: Executive Vice President and Chief Financial Officer